VIA EDGAR

March 27, 2020

ALPS ETF Trust

1290 Broadway

Suite 1000

Denver, Colorado 80203

March 27, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Samantha Brutlag, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Ms. Brutlag:

Set forth in the numbered paragraphs below are the Staff’s comments provided telephonically on March 4, 2020 to Registrant’s Post-Effective Amendment No. 298 filed on January 28, 2020 (“PEA 298”) which included a prospectus and statement of additional information pertaining to the ALPS REIT Dividend Dogs ETF (the “Fund”), accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 298.

1.	Staff Comment: Please provide the Staff with the White Paper for the Underlying Index.

Registrant’s Response: Please see the Rulebook for the Underlying Index in Appendix A attached hereto.

2.	Staff Comment: Please state the name of the Index Provider in the Principal Investment Strategies section.

Registrant’s Response: Comment complied with by providing the name of the Index Provider in the Principal Investment Strategies section. See response to Staff Comment 3 below.

3.	Staff Comment: Please elaborate with what is meant by “segment by segment basis” in the end of the first paragraph on page 2 of the Principal Investment Strategies.

Registrant’s Response: Comment complied with by describing what is meant by “segment by segment basis” in the Principal Investment Strategies section. The revised disclosure states: “The Underlying Index, like the S-Net U.S. REIT from which components of the Underlying Index are selected, divides into nine segments, eight of which are based on Global Industry Classification Standard (“GICS”) Sub-Industries (excluding Technology REITs involved in cell towers and/or data centers) and a separate Technology REIT segment based on the research of the Underlying Index provider, S-Network® Global Indexes, Inc. (the “Index Provider”).”

4.	Staff Comment: In the Principal Investment Strategies section, please specify the capitalization size of the companies in which the Fund will invest.

Registrant’s Response: Comment complied with revising the disclosure to specify that the Fund may invest in companies with a market capitalization of greater than $50 million as of the annual reconstitution date, which is the third Friday of December each year.

5.	Staff Comment: In the Principal Investment Strategies section, please explain the rebalance process and the number of index components (a range is acceptable). If no rebalancing process throughout the year, please supplementally respond that there is only the annual reconstitution.

Registrant’s Response: Comment complied with by explaining the rebalance process and the number of index components. The revised disclosure in the summary Principal Investment Strategy section states: “The Underlying Index is rebalanced quarterly.”

The revised disclosure in the statutory Principal Investment Strategy section states: “The Underlying Index is rebalanced quarterly on the third Friday of the last month of each calendar quarter. Underlying Index changes take place at each rebalancing date, except in the event of certain corporate actions, such as mergers, acquisitions, and delistings. In such cases, the change is applied on the effective date of the action, unless otherwise determined by the Index Provider. Share increases and decreases are reflected on the rebalancing date. Additions and deletions to the Underlying Index are made 1) at the close of trading on the annual reconstitution date, which is the third Friday of the December of each year and 2) in the event of the deletion of a constituent stock due to a corporate action. When a stock is deleted, a replacement will be added on the next rebalancing date.”

Registrant respectfully notes that the number of index components has been disclosed previously as follows: “The Underlying Index generally consists of 45 REITs…”

6.	Staff Comment: Please elaborate with what is meant by “segment inclusion” in the Principal Investment Strategies. If the disclosure in response to Staff Comment 3 is responsive, then no need to include additional disclosure here.

Registrant’s Response: Please see response to Staff Comment 3 above.

7.	Staff Comment: In the Principal Investment Strategies section, please disclose the strategy used to track the index-- replication or sampling.

Registrant’s Response: Comment complied with by including the strategy used to track the index. The revised disclosure states: “The Fund generally will invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index.”

* * *

If you have any questions or further comments, please contact me at 720.917.0883.

Sincerely,

/s/ Cara Owen
Cara Owen, Assistant Secretary

cc:	Adam Teufel

Dechert LLP

Appendix A

The S-Network

REIT Dividend Dogs Index

(RDOGX)

Official Rule Book

I.	General Description

RDOGX is a portfolio of stocks derived from the S-Network US Composite REIT Index (SNREIT). The RDOGX methodology selects the five stocks in each of the nine segments that make up SNREIT which offer the highest dividend yields as of the last trading day of November. The forty-five stocks that are selected for inclusion in the portfolio are equally weighted.

The S-Network US Composite REIT Index is a benchmark index for the Real Estate Investment Trust component of the US stock market. SNREIT provides the universe of stocks for RDOGX.

RDOGX, like SNREIT, divides into nine segments, eight of which are based on GICS Sub-Industries (excluding Technology REITs involved in cell towers and/or data centers) and a separate Technology REIT segment based on S-Network’s research:

•	Diversified REITs,
•	Health Care REITs,
•	Industrial REITs,
•	Retail REITs,
•	Technology REITs
•	Office REITs,
•	Hotel & Resort REITs,
•	Residential REITs,
•	SpecializedREITs

The selection criteria for SNREIT include requirements for sector inclusion, primary exchange listing, minimum market capitalization, minimum average daily trading volume, and other factors. All constituents of RDOGX must be constituents of SNREIT. RDOGX excludes all operating companies within the Real Estate sector (Sector 60) as well as Mortgage REITs.

Individual securities to be included in RDOGX are selected based on a ranking system within each sector that selects the top five stocks in the sector by indicated dividend yield as of the last trading day of November that have funds from operations per share greater than their trailing-12-month dividends per share. Indicated dividend yield is computed based on the last regular cash dividend paid by the company multiplied by the payment frequency, divided by the share price. (Special dividends are not included).

All stocks selected for inclusion in RDOGX are then equally weighted.

II.	The Index Committee

The S-Network RDOGX Index Committee (“The Committee”) will be composed of not less than three members. The Committee Chairman will have extensive experience with and expertise in US equity markets. The other members will have experience in financial markets, indexes and/or financial products.

The Committee will be responsible for overseeing the activities of the calculation agent and approving all changes to the index related to its annual reconstitution and quarterly rebalancings.

The Committee meets quarterly, either in person or via teleconference, to discuss index issues and organize the annual reconstitution and quarterly rebalancings.

The composition of the Committee may from time to time be changed to reflect changes in market conditions.

All members of the index committee and their advisors shall comply with the S-Network Global Indexes code of conduct and ethics with respect to the disclosure and use of material non-public information.

III.	Index Value at Inception

The S-Network REIT Dividend Dogs Index (Ticker: RDOGX) had a value at inception of 1000, on its inception date of June 30, 2006. RDOGX is calculated on both a Price Only and on a Total Return basis.

IV.	Eligibility Criteria and Weighting.

Only stocks that are current constituents of SNREIT as of the last trading day of the second month of each calendar quarter (“the snapshot date”) and have paid at least one dividend during the previous 12 months are eligible for inclusion in the index. The five stocks in each of the nine segments with the highest indicated dividend yields as of the last trading day of November and with funds from operations per share greater than their trailing-12-month dividends per share are selected for inclusion.

If a company eligible for inclusion in the index has cut or will cut its dividend within six months of the December reconstitution, the adjusted dividend yield will be used as a substitute for the trailing 12-month yield in the December reconstitution.

GICS Sector and Sub-Industry classifications are updated annually as of the last trading day of November.

All stocks selected for inclusion in RDOGX must have a 90-day average daily trading value (ADTV) of greater than or equal to the minimum 90-day ADTV out of those of all the constituents of SNREIT whose company market capitalizations comprise the top 95% of the total.

All stocks selected for inclusion in RDOGX are equally weighted. Share weights will be based on prices as of the close of trading on the second Friday of the rebalancing month (“The Record Date”).

If there are fewer than 5 eligible securities represented in any GICS sector as of the snapshot date the index will include only those securities that qualify.

All constituents are equally weighted as of the record date.

V.	Rules for Reconstitutions, Rebalances, and Index Changes

The RDOGX is calculated by S-Network Global Indexes. (“The Calculation Agent”). The Calculation Agent is also responsible for index maintenance and price dissemination. The calculation, maintenance and dissemination rules are as follows:

Index Changes. The RDOGX Index is rebalanced quarterly on the third Friday of the last month of each calendar quarter. Index changes take place at each rebalancing date (the third Friday of the last month of each calendar quarter), except in the event of certain corporate actions, such as mergers, acquisitions, and delistings. In such cases, the change is applied on the effective date of the action, unless otherwise determined by the Index Committee. Share increases and decreases are reflected on the rebalancing date. Whenever possible, changes will be announced at least two business days prior to their implementation.

Index Reconstitutions. The RDOGX Index is reconstituted annually on the third Friday of December.

Additions and Deletions. Additions and Deletions to the Indexes are made 1) at the close of trading on the annual reconstitution date (third Friday of the December) and 2) in the event of the deletion of a constituent stock due to a corporate action. When a stock is deleted, a replacement will be added on the next rebalancing date.

Deletions are made at any time, in the event a stock is liquidated, de-listed, files for bankruptcy, is acquired, or merges with another stock. Upon deletion, the weight of the removed stock is reallocated proportionately to the remaining constituents. Additions are made only upon the effective date of the quarterly rebalancing.

If a stock is deleted from SNREIT, the stock will be deleted from RDOGX on the date of the next rebalancing.

If a stock is deleted from SNREIT after the snapshot date for additions and deletions pursuant to quarterly rebalancings but before the rebalancing date, the stock will be deleted from the index and a replacement stock will be chosen.

VI.	Roles of Parties in the Quarterly Rebalance.

i)	The Calculation Agent will screen the constituents of the RDOGX to validate each constituent is a member of SNREIT Index.

ii)	If in any sector a current constituent has not paid a regular dividend during the previous 12 months, the constituent will be deleted from RDOGX and the Calculation Agent will screen the constituents of SNREIT to identify the next highest yielding non-component security in said sector based on closing prices and values as of the close of trading on the last trading day of the second month of each calendar quarter (“the snapshot date”).

iii)	If a constituent is deleted from the index due to a corporate action, the Calculation Agent will screen the constituents of SNREIT to identify the next highest yielding non-component security in said sector based on closing prices and values as of the close of trading on the snapshot date.

iv)	On the first Friday of the rebalancing month, the Calculation Agent shall provide the Committee, or its designee, with a list of constituents for the RDOGX Index.

v)	The Committee shall approve or reject the changes and notify the calculation agent of its decisions not later than the Tuesday following the first Friday of the rebalancing month.

vi)	Not later than the Tuesday following the first Friday of the rebalancing month, the Index Committee or its designee will issue a press release announcing additions and deletions to RDOGX. The press release will be posted on the RDOGX web site.

vii)	The Calculation Agent will provide final share weights to the Committee or its designee on the Monday following the second Friday of the rebalancing month. Share weights will be based on prices as of the close of trading on the second Friday of the rebalancing month (“the record date”).

viii)	The RDOGX Index Committee or its designee will approve the final share weights prior to the close of US markets on the next business day and will distribute this information to the Calculation Agent and all RDOGX licensees.

ix)	The effective date of the rebalancing will be on the close of business on the third Friday of the last month of each calendar quarter. The Calculation Agent will post all final rebalancing data and information on its FTP server prior to the open on the next business day following the rebalancing date.

x)	RDOGX will post all rebalancing data on its website prior to the open on the next business day following the rebalancing date.

VII.	Roles of Parties in the Annual Reconstitution.

i)	The Calculation Agent will screen the constituents of SNREIT to identify the five stocks in each sector with the highest dividend yield based on closing prices and values as of the close of trading the snapshot date.

ii)	On the first Friday of December, the Calculation Agent shall provide the Committee, or its designee, with a list of constituents for the RDOGX.

iii)	The Committee shall approve or reject the changes and notify the calculation agent of its decisions not later than the Tuesday following the first Friday of December.

iv)	Not later than the Wednesday following the first Friday of December, the Index Committee or its designee will issue a press release announcing additions and deletions to RDOGX. The press release will be posted on the RDOGX web site.

v)	The Calculation Agent will provide final share weights to the Committee or its designee on the Monday following the second Friday of December. Share weights will be based on prices as of the close of trading on the second Friday of December (“the record date”).

vi)	The RDOGX Index Committee or its designee will approve the final share weights prior to the close of US markets on the next business day and will distribute this information to the Calculation Agent and all RDOGX licensees.

vii)	The effective date of the reconstitution will be on the close of business on the third Friday of December. The Calculation Agent will post all final rebalancing data and information on its FTP server prior to the open on the next business day following the reconstitution date.

viii)	RDOGX will post all reconstitution data on its website prior to the open on the next business day following the reconstitution date.

VIII.	Calculation of Index Values

i)	The Calculation Agent will calculate price-only index values using price data on each reported trade it receives on each component security.

ii)	The Calculation Agent will distribute index values to vendors via the Chicago Mercantile Exchange portal at set 15-second intervals.

iii)	The index calculations will start each trading day at 9:30AM (EST - US) (opening price) and will cease calculation each trading day at approximately 4:30PM (EST-US) (closing price).

iv)	The Indexes will be calculated and disseminated in USD.

v)	The Calculation Agent will also distribute total return index values immediately following the close of trading on US stock markets on each business day.

IX.	Dissemination

Index values are disseminated in US dollars via the Chicago Mercantile Exchange using the following tickers:

Total Return Index	RDOGXTR
Price Index	RDOGX

Values for the price only index (RDOGX) are distributed in “real-time,” that is, in 15-second snapshots, between approximately 9:30AM (EST) and 4:30PM (EST) Monday through Friday, excluding exchange holidays. Values for the total return index (RDOGXTR) are distributed once daily, at approximately 4:30PM (EST), Monday through Friday, excluding exchange holidays.

X.	Ongoing Maintenance

i)	In addition to the scheduled quarterly reviews, RDOGX is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as liquidations, conversions, delistings, bankruptcies, mergers or takeovers involving index components. In these cases, each event will be taken into account on its effective date. Whenever possible, the changes in the index’s components will be announced at least two business days prior to their implementation date.

ii)	Changes of Eligible Securities. In the event that a component no longer meets the eligibility requirements described in Section IV herein, it will be removed from the index on the effective date of the next rebalancing.

iii)	Changes of Sector Classification. Stocks are eligible for inclusion in the RDOGX based on their inclusion in an applicable sector. Mergers, takeovers, and spin-offs, may cause a stock to lose its eligibility. In such a circumstance, the stock will be deleted from the index on the effective date of the next rebalancing. A stock’s classification may also require an immediate change as the result of a special event such as a merger, takeover or spin-off.

iv)	Mergers. If two index constituents merge, their component positions will be replaced by the surviving stock immediately. If an index constituent merges with a non-component stock, its component position will be replaced by the new stock, provided the new stock meets the eligibility criteria for SNREIT. If the combined stock fails to meet the eligibility criteria for SNREIT, it will be deleted from the index unless otherwise determined by the Index Committee. If deleted, the weight of the merged index constituent shall be redistributed proportionately to the remaining constituents in the index.

v)	Takeovers. If an index component is taken over by another component stock, the former will be removed from the index immediately upon completion of the takeover. If an index component is taken over by a non-component stock, the weight of the removed stock will be reallocated proportionately to the remaining constituents in the index.

vi)	Spin-Offs. In the event of a spin-off, the spun-off company’s stock will be sold on the effective date of the spin-off and the proceeds will be reinvested directly back into the parent organization.

vii)	Conversions: If an index component is converted to a non-eligible financial security, it will be deleted from the index 5 business days following the effective date of the conversion and the weight of the removed stock will be reallocated proportionately to the remaining constituents in the index, unless otherwise determined by the Index Committee.

viii)	Share Offerings, Tenders and Purchases. All Share Offerings, Tenders and Purchases that result in an increase or decrease of shares will be implemented at the quarterly reconstitution.

ix)	Removal of Stock from SNREIT. If a current component of RDOGX is removed from SNREIT it will also be deleted from RDOGX. The weight of the removed stock will be reallocated proportionately to the remaining constituents of the index.

x)	Removal of Stocks Due to Delisting, Bankruptcy or Extreme Financial Distress. If an index constituent is de-listed by its primary market, or is in bankruptcy proceedings, it will be removed from the index.

* If an index component is de-listed by its primary market due to failure to meet financial or regulatory requirements, it will be removed from the index and its weight will be reallocated to the remaining constituents in the index.

* If an index component enters bankruptcy proceedings, it will be removed from the index and will remain ineligible for re-inclusion until it has emerged from bankruptcy. However, the Committee may, following a review of the bankrupt company and the issues involved in the filing, decide to keep the stock in the index.

* The Committee may, at its discretion, remove a stock it has determined to be in extreme financial distress from the RDOGX, if the Committee deems the removal necessary to protect the integrity of the index and the interests of investors in products linked to the index.

xi)	Pricing of Stocks in Extreme Financial Distress for Index Maintenance.

* When a stock is suspended from trading due to financial distress and subsequently de-listed by its primary market prior to resumption of trading, the Calculation Agent will use the best-available alternate pricing source to determine the value at which the stock should be removed from the index.

* If the stock’s primary market price is no longer available due to its suspension or de-listing, a current price from another exchange, such as a regional or electronic marketplace, may be used. In the absence of those prices in the case of U.S. securities, OTC Bulletin Board, OTC Equity (non-OTCBB stocks), and Pink Sheet traded prices could be applied in that order.

* If neither a traded price nor a bid/asked range is available, the Committee will evaluate the status of the suspended stock. The Committee may consult with managers of portfolios linked to indexes in which the stock is a constituent in determining the value of the stock. If the Committee concludes that the security has become worthless or is likely to remain too illiquid to be traded, it will be removed from the index at .01 local currency of the stock.

XI.	Calculation and Adjustments

i)	Input Data Sources

* Real-time stock prices are provided by Reuters. The latest trading price is used for index calculation.

* The number of shares is determined separately for each class of stock. This information is obtained from regulatory filings and a variety of data vendors. The data also may be sourced from the constituent stocks themselves.

* Corporate actions are sourced from public news services, regulatory filings and data vendors. The constituent stocks themselves may be used as an additional source.

ii)	Index Formula. The index is calculated using a Laspeyres formula. This formula is used for the calculation of the return index and the price index. The only difference is that the divisor Dt is different for the two indexes (return index and price index).

The index is computed as follows:

The above mentioned formula can be simplified as:

Where:

Dt	=	Bt / base index value = divisor at time (t)
n	=	the number of stocks in the index
pi0	=	the closing price of stock i at the base date
qi0	=	the number of shares of stock i at the base date
pit	=	the price of stock i at time (t)
qit	=	the number of shares of stock i at time (t)
Ct	=	the adjustment factor for the base date market capitalization
t	=	the time the index is computed
Mt	=	market capitalization of the index at time (t)
Bt	=	adjusted base date market capitalization of the index at time (t)

Dividend payments are not taken into account in the price indexes, whereas dividend payments are reinvested in the index constituents of the total return index on a proportional basis. The adjustment protects the indexes from the effects of changes in index composition and the impact of corporate actions.

iii)	Divisor Adjustments. Corporate actions affect the share capital of component stocks and therefore trigger increases or decreases in the index. To avoid distortion, the divisor of the index is adjusted accordingly.

iv)	Changes in the index’s market capitalization due to changes in the composition (additions, deletions or replacements), weighting (following quarterly reviews, corporate actions (mergers, or special cash or stock distributions of other stocks) result in a divisor change to maintain the index’s continuity. By adjusting the divisor, the index value retains its continuity before and after the event. For rights offerings, the Calculation Agent will price the rights during the subscription period, not before or after. Alternatively, the Calculation Agent may start pricing the rights after the ex-date and before the subscription period, under the condition that the rights are priced daily.

* Formulae for Divisor Adjustment. The following formulae will be used for divisor adjustments. (Note: No divisor adjustments are necessary for stock splits, since market capitalization does not change and the share number and share price are adjusted prior to the opening of trading on the split's ex-date.)

Where:

Dt	=	divisor at time (t)
Dt+1	=	divisor at time (t+1)
pit	=	stock price of stock i at time (t)
qit	=	the number of shares of stock i at time (t)
ΔMCt+1	=	add new components’ market capitalization and adjusted market capitalization (calculated with adjusted closing prices and shares effective at time t+1 and/or minus market capitalization of stocks to be deleted (calculated with closing prices and shares at time t)

Note: If the current trading price of an issue is unavailable, the previous trading session’s closing price is used. However, if the issue is affected by any corporate action that requires an adjustment, then the adjusted price is used.

* Adjustments for Corporate Actions. An index divisor may decrease (▼) or increase (▲) or keep constant (■) when corporate actions occur for a component stock. Assuming shareholders receive “B” new shares for every “A” share held for the following corporate actions:

▼ A) CASH DIVIDEND (applied for return index only)

adjusted price = closing price - dividend announced by the stock

■ B) SPECIAL CASH DIVIDEND

adjusted price per share = closing price – special dividend amount adjusted shares = closing index market capitalization / adjusted price per share

■ C) SPIN-OFF

adjusted price per share = closing price per share – spinoff value adjusted shares = closing index market capitalization / adjusted price per share

■ D) SPLIT AND REVERSE SPLIT

adjusted price = closing price * A / B new number of shares = old number of shares * B / A

■ E) RIGHTS OFFERING

adjusted price = (closing price * A + subscription price * B) / (A + B) new number of shares = old number of shares * (A + B) / A

■ F) STOCK DIVIDEND

adjusted price = closing price * A / (A + B) new number of shares = old number of shares * (A + B) / A

▼G) STOCK DIVIDEND OF A DIFFERENT STOCK SECURITY

adjusted price =(closing price * A - price of the different stock security * B)/A

▲ H) COMBINATION STOCK DISTRIBUTION (DIVIDEND OR SPLIT) AND RIGHTS OFFERING

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held:

* If rights are applicable after stock distribution (one action applicable to other). adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [ (A + B) * (1 + C / A) ] new number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

* If stock distribution is applicable after rights (one action applicable to other). adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)] new number of shares = old number of shares * [ ( A + C ) * ( 1 + B / A) ]

▲ I) STOCK DISTRIBUTION AND RIGHTS (NEITHER ACTION IS APPLICABLE TO THE OTHER) adjusted price = [closing price * A + subscription price * C] / [A + B + C] new number of shares = old number of shares * [A + B + C]

v)	Computational Precision. Index values are rounded to two decimal places and divisors are rounded to integers. Any values derived by the index calculation engine from a corporate action used for the divisor adjustments and index computations are rounded to seven decimal places.

XII.	Data Correction Policy

To maintain a high standard of data integrity, a series of procedures have been implemented to ensure accuracy, timeliness and consistency. Input prices are monitored using a variety of computerized range-check warning systems for both ticker-plant and real-time index systems. Fault tolerant methods are employed in the collection of market and corporate action data. Various verification and audit tasks are performed to ensure the quality of the real-time data feeds and related market data. While every effort is taken to ensure the accuracy of the information used for the index calculation, an index error may occur due to incorrect or missing data, including trading prices, exchange rates, shares outstanding and corporate actions, due to operational errors or other reasons.

i)	Intraday Corrections. Reasonable efforts are employed to prevent erroneous data from affecting the indexes. Corrections will be made for bad prices and incorrect or missing corporate actions as soon as possible after detection.

ii)	Since the indexes are calculated on a real-time basis, an incorrect index value tick will not be fixed retroactively. Incorrect daily high/low index values will be corrected as soon as practicable.

iii)	Index-Related Data and Divisor Corrections. Incorrect pricing and corporate action data for individual issues in the database will be corrected upon detection. In addition, an incorrect divisor of an index, if discovered within five days of its occurrence, will always be fixed on the day it is discovered to pre-vent an error from being carried forward.

iv)	If a divisor error is discovered more than five days after occurrence, the adjustment will depend upon how significant the error is, how far back the error occurred and the feasibility of performing the adjustment.

XIII.	APPENDIX REVIEW SCHEDULE

Constituent Changes

Frequency: Annually

Effective date: The close of trading on the third Friday of December

Advance notice: Approximately 2 weeks

Quarterly Rebalance

Frequency: Quarterly

Effective date: The close of trading on the 3rd Friday of that month

Advance notice: At least 1 week

News Notification*

Frequency: As needed

Effective date: As announced

Advance notice: At least two business days whenever possible

*	Includes events such as de-listings, mergers, bankruptcies and other extraordinary events.
*	Based on available news.